Filed by Right Management Consultants, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended

Subject Company: Right Management Consultants, Inc.

Commission File No. 001-31534

MANPOWER®

FOR IMMEDIATE RELEASE Contact: Tracy Shilobrit Manpower Inc. +1.414.906.6088 tracy.shilobrit@manpower.com	Charles J. Mallon or G. Lee Bohs Right Management Consultants +1.215.988.1588 charlie.mallon@right.com or lee.bohs@right.com

Manpower Inc. Gains Control of Right Management Consultants, Inc.

MILWAUKEE, WI, USA, (January 22, 2004) – Manpower Inc. (NYSE: MAN), a world leader in the staffing industry, announced today that it has completed its exchange offer to acquire Right Management Consultants, Inc. (NYSE: RHT), the world’s largest career transition and organizational consulting services firm.

According to information received from the depositary, as of the expiration of the exchange offer, an aggregate of 20,980,583 shares of Right common stock were validly tendered in the offer and not withdrawn, which represents approximately 91.9% of the shares of Right common stock outstanding. Of the shares tendered, 3,523,690 were tendered pursuant to notices of guaranteed delivery. Manpower has accepted all valid tenders of Right common stock.

“The acquisition of Right is an exciting and compelling opportunity for us to expand the range of services that we provide to our customers around the world in a direction that is consistent with our business strategy, and where customer demand is growing,” said Jeffrey A. Joerres, Chairman & CEO of Manpower Inc. “We are listening to our customers and setting the new global standard for the role of employment services providers, serving our clients as their strategic partner throughout every stage of the employment life cycle. Right brings us an outstanding management team that will enable us to take another key step toward reaching this vision,” Joerres added.

Richard J. Pinola, Chairman & CEO of Right Management Consultants, Inc. said, “We are excited to join the Manpower family where we can continue to grow our business around the

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MANPOWER INC. • P.O. BOX 2053 • 5301 N. IRONWOOD RD., MILWAUKEE, WI 53201 • USA • PHONE +1.414-961-1000 • www.manpower.com

Manpower and Right Management Consultants/Page 2

world and leverage the strengths of both companies to meet the needs of our customers. Our corporate values and business philosophies are extremely well aligned, and I feel confident this will be a winning combination for our employees, our shareholders and our clients.”

Pinola will continue as CEO of Right Management Consultants, Inc. reporting to Jeff Joerres. Right will operate as a subsidiary of Manpower.

Manpower developed an organizational consulting business, The Empower Group, in 2000, which today operates through 19 offices in 11 countries. This operating unit will be merged into Right.

Manpower and Right announced the acquisition on December 10, 2003, and Manpower commenced an exchange offer on December 19, 2003. The exchange offer expired at 12:00 midnight EST on the evening of Wednesday, January 21, 2004. Each share of Right common stock will be exchanged for 0.3874 of a share of Manpower common stock and cash for fractional shares in accordance with the terms of the offer.

Because Manpower acquired more than 80% of the outstanding shares of Right, Manpower will be able to effect a short-form merger of its acquisition subsidiary with and into Right. The merger is expected to be completed within a few days. As a result of the merger, each outstanding Right share not tendered in the exchange offer will be converted into the right to receive 0.3874 of a share of Manpower common stock and cash for fractional shares.

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About Manpower Inc.

Manpower Inc. is a world leader in the staffing industry, providing workforce management services and solutions to customers through 4,000 offices in 63 countries. The firm annually provides employment to 2 million people worldwide and is an industry leader in employee assessment and training. Manpower also provides a range of staffing solutions, engagement and consulting services worldwide under the subsidiary brands of Brook Street, Elan, The Empower Group and Jefferson Wells. More information on Manpower Inc. can be found at the company’s Web site, www.manpower.com.

About Right Management Consultants, Inc.

Headquartered in Philadelphia, Right Management Consultants, Inc. (www.right.com) is the world’s largest career transition and organizational consulting firm. It offers services to corporations of all sizes through a global network of more than 300 service locations and the Internet. The company is a worldwide leader in customized career transition solutions and also offers a wide range of organizational consulting services, including talent management, leadership development and organizational performance services. In combination, the two lines of business enable Right to help businesses manage the entire life cycle of their employees.